JERRITT CANYON RESULTS CONTINUE TO EXPAND ITS RESOURCE AS
REPORTED BY YUKON-NEVADA GOLD CORP.

Vancouver, BC – May 4, 2009 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) is pleased to announce additional assay results from its 2008 underground exploration drilling at its wholly-owned, gold production Jerritt Canyon property in Nevada, USA. Drilling from underground has continued to extend and identify new gold mineralization beyond the previously modeled resource boundaries. All holes referenced in this release were drilled from May 28 to August 7, 2008, and for which final assay reports were received by April 17, 2009 and are shown in the accompanying map which can be found on our website here: http://www.yukon-nevadagold.com/s/NewsReleases.asp.

Significant new drill hole intercepts received after June 30, 2008 from underground resource-conversion and exploration drill holes are presented in Table 1 below. SR-220, an underground core hole intersected 29.0 feet (8.8 m) at 0.372 ounces per ton gold (12.75 gpt) north of a previously defined measured and indicated resource.

Z71369, a reverse circulation underground drill hole located south of an inferred resource, contained 25.0 feet (7.6 m) of 0.281 ounces of gold per ton (9.63 gpt). Z71393, a reverse circulation underground drill hole located north of a measured and indicated resource, contained 25.0 feet (7.6 m) of 0.316 ounces per ton gold (10.83 gpt).

SR-194 and SR-197 are both underground core holes in Zone 1 of the SSX Mine and located north-northeast of an existing measured and indicated resource that contained 15.0 feet (4.6 m) of 0.388 ounces per ton gold (13.30 gpt), and 16.0 feet (4.9 m) of 0.641 ounces per ton gold (21.98 gpt), respectively.

Graham Dickson, the President and CEO of Yukon-Nevada Gold Corp., stated that “These results show that the resource at Jerritt Canyon continues to expand in many directions. We are confident that the mines can continue to be profitably mined for many years to come.”

Table 1. Selected underground resource conversion and exploration drill hole assays received from June 30, 2008 to April 17, 2009 from the Jerritt Canyon property.

Hole ID	Zone	From (ft)	From (m)	To (ft)	To (m)	Interval (ft)	Interval (m)	Au (opt)	Au (g/t)
Z71369	SSX-STEER	100.0	30.5	125.0	38.1	25.0	7.6	0.281	9.63
Z71393	SSX-STEER	75.0	22.9	100.0	30.5	25.0	7.6	0.316	10.83
SR-194	SSX	455.0	138.7	470.0	143.3	15.0	4.6	0.388	13.30
SR-197	SSX	425.0	129.6	441.0	134.5	16.0	4.9	0.641	21.98
SR-220	SSX	7.0	2.1	36.0	11.0	29.0	8.8	0.372	12.75

Note that the drill intercepts reported herein are not included in the April 16, 2008 NI 43-101 measured and indicated resource. In 2008 a total of 124,396 feet in 912 underground holes (production and exploration) were drilled at the Smith and SSX-Steer Complex mines.

As of this date, 8 underground resource conversion and exploration drill holes from the 2008 drilling program conducted at the SSX Mine remain to be assayed.

A complete table of updated results for the 2008 drilling program may be found on our website: http://www.yukon-nevadagold.com/i/pdf/JC-UNGD-DrillData-Apr-17-09.pdf

Assays from the underground exploration holes reported in this news release were by ALS Chemex, North Vancouver, B.C. and by the company’s assay laboratory at the Jerritt Canyon Mine, using standard fire assay techniques. Intercepts are reported as drilled. True widths have not yet been calculated; given the geometry of mineralization at Jerritt Canyon, the concept of true width is not always meaningful before delineation drilling has been completed.

The company’s Quality Assurance and Quality Control protocols are available in the Company’s NI 43-101 Technical Report dated April 16, 2008 and is available on www.sedar.com and on our website: http://www.yukon-nevadagold.com/s/JerrittCanyon.asp?ReportID=195388.

This News release was reviewed and approved by the Company’s Senior Geologist, Todd Johnson, M.Sc., the Qualified Person for purposes of this release.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.